UNITED STATE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM T-6

APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE ACT OF 1939 FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON TO ACT AS INSTITUTIONAL TRUSTEE

GENERAL INSTRUCTIONS

A.   Rule as to the Use of Form T-6.

1. Items 1, 15, and 16 of Form T-6 shall be used by corporations or other persons organized and doing business under the laws of a foreign government to make application to act as a sole trustee under trust indentures to be qualified pursuant to Section 310(a)(1) of the Trust Indenture Act of 1939 ("Act").

2. Subject to the provisions of General Instruction C, Items 1 through 16 of Form T-6 shall be used for statements of eligibility under Section 310(a) of the Act of corporations or other persons organized and doing business under the laws of a foreign government that are seeking an order authorizing their eligibility under Section 310(a)(1) to act as a sole trustee under trust indentures to be qualified under the Act; and at the same time are seeking to establish their eligibility to act as trustee under a particular indenture being qualified pursuant to Section 305 or 307 of this Act. Form T-1, rather than Form T-6, shall be used for statements of eligibility of foreign trustees under trust indentures to be qualified pursuant to Section 305 or 307, where a prior order has been issued pursuant to Section 310(a)(1) or 304(d).

B.   Timing of Orders in Response to Applications on Form T-6.

1. Orders in response to Forms T-6 filed pursuant to Instruction A.1. above will be issued at such time as the Commission shall determine.

2. Orders in response to Forms T-6 filed pursuant to Instruction A.2. above will be issued at the time the registration statement and indenture to which it relates are declared effective and qualified.

C.   Obligations Deemed to be in Default.

Item 13 requires disclosure of defaults by the obligor on securities issued under indentures under which the applicant is trustee.

If the obligor is not in default, the applicant is required to provide responses to Items 1, 2, 15, and 16 of Form T-6. If the obligor is in default, the applicant must respond to all of the Items in the Form T-6.

An obligation shall be deemed to be in default upon the occurrence of acts or conditions as defined in the indenture, but exclusive of any period of grace or requirement of notice.

D.   Application of General Rules and Regulations.

The General Rules and Regulations under the Trust Indenture Act of 1939 are applicable to statements of eligibility on this form. Attention is particularly directed to Rules 0-1 and 0-2 as to the meaning of terms used in the rules and regulations Attention is also directed to Rule 10a-3 regarding the filing of statements of eligibility and to Rule 7a-16 regarding the inclusion of items, the differentiation between items and answers, and the omission of instructions.

E.   Scope of Items and Instructions.

The items and instructions require information only as to the trustee, unless the context clearly shows otherwise.

F.   Calculation of Percentages of Securities.

The percentages of securities required by this form are to be calculated in accordance with the provisions of Rule 10b-1.

SEC 2275 (01-07)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

G. Items Relating to Underwriters.

Wherever any item of the form requires information with respect to an underwriter for the obligor, the information is to be given as to every person who, within one year prior to the date of filing the statement of eligibility, acted as an underwriter of any security of the obligor outstanding on the date of filing the statement and as to every proposed principal underwriter of the securities proposed to be offered. The term "principal underwriter" means an underwriter in privity of contract with the issuer of the securities as to which he is an underwriter.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-6

APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE ACT OF 1939 FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON TO ACT AS INSTITUTIONAL TRUSTEE

Bliden Campbell Incorporated

(Exact name of trustee as specified in its charter)

Republic of South Africa

(Jurisdiction of incorporation or organization)

Unit 1A Oude Westhof Village Square, Van Riebeeckshof Road, Bellville, 7530, Cape Town

(Address and telephone number of principal executive offices)

Wayne Erroll Campbell; Unit 1A Oude Westhof Village Square, Van Riebeeckshof Road, 7530; 082 772 1880

(Name, address and telephone number of agent for service)

AFF Enterprises Incorporated

(Exact name of obligor as specified in its charter)

Georgia	83-3072512
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6610 Bay Circle, Suite D, Peach Tree Corners	30071
(Address of principal executive offices)	(Zip code)

Rule 144A and Regulation S Securities

(Title of the indenture securities)

Item 1. General information.
Furnish the following information as to the trustee —

(a) Name and address of each examining or supervising authority to which it is subject.

(b) Whether it is authorized to exercise corporate trust powers.

Item 2. Affiliations with obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.

Instructions.
1. The term "affiliate" is defined in Rule 0-2 of the General Rules and Regulations under the Act. Attention is also directed to Rule 7a-26.
2. Include the name of each such affiliate and the names of all intermediary affiliates, if any. Indicate the respective percentage of voting securities or other bases of control giving rise to the affiliation.

Item 3. Voting securities of the trustee.
Furnish the following information as to each class of voting securities of the trustee:

As of____________________ (Insert date within 31 days).

Col. A. Title of Class	Col. B. Amount Outstanding

Instruction. The term "voting security" is defined in Section 303(16) of the Act.

Item 4.   Trusteeships under other indentures.

If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

(a) Title of the securities outstanding under each such other indenture.

(b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.

Item 5.   Interlocking directorates and similar relationships with the obligor or underwriters.

If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee, or representative of the obligor or of any underwriter for the obligor, identify each such person having any such connection and state the nature of each such connection.

Instructions.
1. Notwithstanding General Instruction F, the term "underwriter" as used in this item does not refer to any person who is not currently engaged in the business of underwriting.
2. The terms "employee," "appointee," and "representative," as used in this item, do not include connections in the capacity of transfer agent, registrar, custodian, paying agent, fiscal agent, escrow agent, or depositary, or in any other similar capacity or connections in the capacity of trustee, whether under an indenture or otherwise.

Item 6.   Voting securities of the trustee owned by the obligor or its officials.

Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner, and executive officer of the obligor:

As of _____ (Insert date within 31 days).

Col. A	Col. B	Col. C	Col. D
			Percentage of Voting
		Amount Owned	Securities Represented by
Name of Owner	Title of Class	Beneficially	Amount Given in Col. C

Instructions.
1. Names of persons who do not own beneficially any of the securities specified may be omitted.
2. No information need be given in any case where the amount of voting securities of the trustee, owned beneficially by the obligor and its directors, partners, and executive officers, taken as a group, does not exceed 1 percent of the outstanding voting securities of the trustee.

Item 7.   Voting securities of the trustee owned by underwriters or their officials.

Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner, and executive officer of each such underwriter:

As of _____ (Insert date within 31 days).

Col. A	Col. B	Col. C	Col. D
			Percentage of Voting
		Amount Owned	Securities Represented by
Name of Owner	Title of Class	Beneficially	Amount Given in Col. C

Instructions.
1. Instruction 1 to Item 6 shall be applicable to this item.
2. The name of each director, partner, or executive officer required to be given in Column A shall be set forth under the name of the underwriter of which he is a director, partner, or executive officer.
3. No information need be given in any case where the amount of voting securities of the trustee owned beneficially by an underwriter and its directors, partners, and executive officers, taken as a group, does not exceed 1 percent of the outstanding voting securities of the trustee.

4

Item 8. Securities of the obligor owned or held by the trustee.

Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee:

As of_____ (Insert date within 31 days).

Col. A Title of Class	Col. B Whether the Securities are Voting or Nonvoting Securities	Col. C Amount Owned Beneficially or Held as Collateral Security for Obligations in Default	Col. D Percentage of Class Represented by Amount Given in Col. C

Instructions.

1. As used in this item, the term "securities" includes only such securities as are generally known as corporate securities, but shall not include any note or other evidence of indebtedness issued to evidence an obligation to repay monies lent to a person by one or more banks, trust companies, or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness.
2. For the purposes of this item the trustee shall not be deemed the owner or holder of (a) any security which it holds as collateral security (as trustee or otherwise) for an obligation which is not in default, or (b) any security which it holds as collateral security under the indenture to be qualified, irrespective of any default thereunder, or (c) any security which it holds as agent for collection, or as custodian, escrow agent or depositary, or in any similar representative capacity.
3. No information need be furnished under this item as to holdings by the trustee of securities already issued under the indenture to be qualified or securities issued under any other indenture under which the trustee is also trustee.
4. No information need be given with respect to any class of securities where the amount of securities of the class which the trustee owns beneficially or holds as collateral security for obligations in default does not exceed 1 percent of the outstanding securities of the class.

Item 9. Securities of underwriters owned or held by the trustee.

If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the following information as to each class of securities of such underwriter any of which are so owned or held by the trustee:

As of_____ (Insert date within 31 days).

Col. A Title of Issuer and Title of Class	Col. B Amount Outstanding	Col. C Amount Owned Beneficially or Held as Collateral Security for Obligations in Default by Trustee	Col. D Percentage of Class Represented by Amount Given in Col. C

Instruction. Instructions 1, 2, and 4 to Item 8 shall be applicable to this item.

Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.

If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the following information as to the voting securities of such person:

As of_____ (Insert date within 31 days).

Col. A Title of Issuer and Title of Class	Col. B Amount Outstanding	Col. C Amount Owned Beneficially or Held as Collateral Security for Obligations in Default by Trustee	Col. D Percentage of Class Represented by Amount Given in Col. C

Instruction. Instructions 1, 2, and 4 to Item 8 shall be applicable to this item.

Item 11. Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.

If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the following information as to each class of securities of such person any of which are so owned or held by the trustee:

As of _____ (Insert date within 31 days).

Col. A Title of Issuer and Title of Class	Col. B Amount Outstanding	Col. C Amount Owned Beneficially or Held as Collateral Security for Obligations in Default by Trustee	Col. D Percentage of Class Represented by Amount Given in Col. C

Instruction. Instructions 1, 2 and 4 to Item 8 shall be applicable to this item.

Item 12. Indebtedness of the Obligor to the Trustee.

Except as noted in the instructions, if the obligor is indebted to the trustee, furnish the following information:

As of _____ (Insert date within 31 days).

Col. A Nature of Indebtedness	Col. B Amount Outstanding	Col. C Date Due

Instructions.

1. No information need be provided as to: (a) the ownership of securities issued under any indenture, or any security or securities having a maturity of more than one year at the time of acquisition by the indenture trustee; (b) disbursements made in the ordinary course of business in the capacity of trustee of an indenture, transfer agent, registrar, custodian, paying agent, fiscal agent or depositary, or other similar capacity; (c) indebtedness created as a result of services rendered or premises rented; or indebtedness created as a result of goods or securities sold in a cash transaction; (d) the ownership of stock or of other securities of a corporation organized under Section 25(a) of the Federal Reserve Act, as amended, which is directly or indirectly a creditor of an obligor upon the indenture securities; or (e) the ownership of any drafts, bills of exchange, acceptances, or obligations which fall within the classification of self-liquidating paper.
2. Information should be given as to the general type of indebtedness, such as lines of credit, commercial paper, long-term notes, mortgages, *etc.*

Item 13. Defaults by the Obligor.

(a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

(b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

Item 14. Affiliations with the Underwriters.

If any underwriter is an affiliate of the trustee, describe each such affiliation.

Instructions.

1. The term "affiliate" is defined in Rule 0-2 of the General Rules and Regulations under the Act. Attention is directed to Rule 7a-26.
2. Include the name of each affiliate and the names of all intermediate affiliates, if any. Indicate the respective percentage of voting securities or other bases of control giving rise to the affiliations.

Item 15. Substantial Equivalency of Trust Regulation in the Foreign Jurisdiction and Eligibility of United States Trustees to Act as Sole Trustees in the Foreign Jurisdiction.

(a) A discussion should be provided of the regulation in the applicant's home jurisdiction relating to the supervision or examination of indenture trustees, including regulatory provisions and their administration.

(b) The regulatory provisions and their administration in the home jurisdiction shall be compared with United States regulation and administration with respect to supervision and examination of indenture trustees. The application shall discuss whether home jurisdiction supervision or examination of trustees is substantially equivalent to that in the United States.

(c) The application shall discuss the eligibility of United States persons to act as sole trustees in the applicant's home country.

Instruction. An opinion of counsel addressing (1) whether supervision or examination of indenture trustees in the applicant's home jurisdiction is substantially equivalent to that applicable in the United States, and (2) the eligibility of United States trustees to act as sole trustee in the applicant's home jurisdiction, may be required.

Item 16. List of exhibits.
List below all exhibits filed as a part of this statement of eligibility.

Instruction. Subject to Rule 7a-29 permitting incorporation of exhibits by reference, the following exhibits are to be filed as a part of the statement of eligibility of the trustee. Such exhibits shall be appropriately lettered or numbered for convenient reference. Exhibits incorporated by reference may be referred to by the designation given in the previous filing. Where exhibits are incorporated by reference, the reference shall be made in the list of exhibits called for under Item 16. If the certificate of authority to commence business (Exhibit 2) and/or the certificate to exercise corporate trust powers (Exhibit 3) is contained in another exhibit, a statement to that effect shall be made, identifying the exhibit in which such certificates are included. If the applicable exhibit is not in English, a translation in English shall also be filed. In response to Exhibit 6, foreign trustees should provide financial information sufficient to provide the information required by Section 310(a)(2) of the Act.

1. A copy of the articles of association of the trustee as now in effect.
2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.
3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above.
4. A copy of the existing bylaws of the trustee, or instruments corresponding thereto.
5. A copy of each indenture referred to in Item 4, if the obligor is in default.
6. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.
7. Trustee's consent to service of process on Form F-X [§ 269.5 of this chapter].
8. Copies of applicable statutes, rules, regulations, and the administrative interpretations of those provisions affecting (a) substantial equivalency of regulation with respect to supervision or examination of the trustee in the foreign jurisdiction to that of trustees subject to the jurisdiction of the laws of the United States, any State, Territory, or the District of Columbia; and (b) eligibility of United States persons to act as sole indenture trustees in the foreign jurisdiction.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bliden Campbell Incorporated ,
a Personal Liability Company [state form of organization] organized and existing under the laws of Republic of South Africa
has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the
City of Cape Town , and State [or other jurisdiction] of Bellville , on the
23rd day of October , 2020 .
(Year)

_____ (Trustee)

By: Wayne Errol Campbell
(Name and Title)

Instruction. The name of each person signing the statement of eligibility shall be typed or printed beneath the signature.